SWEET SPOT GAMES, INC.

2840 Highway 95 Alt. S., Suite 7
Silver Springs, NV 89429
519-872-2539
ggalanis@sweetspotgames.ca

                                  May 6, 2009

Mark P. Shuman, Branch Chief - Legal
Kevin Dougherty, Staff Attorney
U.S. Securities & Exchange Commission
450 Fifth Stree S.W.
Washington, DC 20549

Re:    Sweet Spot Games, Inc.
       Amendment Number 2 to Form S-1 Filed April 16, 2009
       File No: 333-157281

Gentlemen:

Thank you for your comment letter dated April 29, 2009. The Company has endeaored to comply with each of the Staff's comments as set forth below.

For the convenience of the staff, we have sent under separate cover copies of the Amendment S-1 "marked to show changes." We have followed the number system of the Examiner's comment letter unless noted otherwise.

General

   1. We have deleted the two paragraphs on the Cover Page as referenced in Comment 1.
   2. We have revised the Prospectus Summary to describe the development stage of the company and the current status of the initial game.
   3. We have added disclosures to the Liquidity and Capital Resources section setting out the Company's plans to cover cash usage for the next 12 months.
   4. We have amended the summary compensation table included in "Executive Compensation".
   5. We have added a separate paragraph on the private placement by which the selling shareholders acquired their securities. We are also providing supplementally a copy of the Subscription Agreement that was used. Please note that the Subscription Agreement does not include provisions regarding the registration of the securities. This is simply a commitment that the Company made upon issuing the shares. Essentially, the Company promised to, provided that at least 75% of the offering was sold, to exert its best efforts to register the shares sold in the private placement at Company expense.
   6. The legal opinion has been revised to reflect that the shares of common stock have been issued,
   7. We have replaced the "Undertakings" section entirely to comply with Regulation S-K.
   8.  We have revised the signature page.

The Company takes note of the Examiner's Closing Comments. The Company notes that it is aware of its responsibilities under state and federal securities laws and intends to fully comply with its obligations thereunder.

Yours very truly,
/s/ Greg Galanis
----------------
Sweet Spot Games, Inc.
Greg Galanis, President and CEO